 Upholstery International, Inc

8005 W. 183rd Street, Ste E,

Tinley Park, IL, 60423

Tel #   708-372-2726

ken@kenscustomupholstery.com

www.upholsteryinternational.com

July 24, 2014

United States Security & Exchange Commission

Division of Corporate Finance

Attn: Emily Drazen, Staff Attorney

100 F Street, N.E.

Washington, DC 20549

Re: Upholstery International Inc.

Registration statement on Form S-1A

File No: 333-195209

Enclosed is our response to your comments of June 30, 2014. As per your request attached you will find a copy of the “redlined” amendment for comparison purposes.

We look forward to hearing back from you and we hope we responded appropriately to all your comments. Please feel free to contact us directly at Telephone: 708-372-2726 or ken@kenscustomupholstery.com

Sincerely;

s/s__________

Ken Kovie

President

General

1.	We note that your disclosure does not reference your Subscription Agreement with Lambert Private Equity LLC or your Private Equity Loan Agreement with Georgia Peaches LLC anywhere in the body of your prospectus. Please revise your “MD&A” section to include a discussion of these agreements and the material terms. Additionally, please revise your risk factors to provide potential investors with disclosure regarding any restrictions these agreements have on your operations or future offerings.

Response: revised

2.	We note your responses to comments 1 - 5 and the revised disclosure you included in your Business Section on page 24. Based upon your current financial situation, including your lack of cash or capital financing, please balance your statements concerning your “immediate” acquisition strategy and “pre IPO” steps to be taken to implement this strategy with a detailed discussion of your sources of capital, your initial minimum financial requirements and how you are selecting which companies to approach for potential acquisition.

Response: revised

3.	We note your response to comments 3 -5; however neither financing agreement is signed by the respective parties. Please file executed copies of both agreements. Please refer to Item 601(a)(10) of Regulation S-K.

Response: filed

Summary of Financial Information, pages 8 and 9

4.	We note your response to comment 13. Please provide the selected financial information including revenues, operating expenses, operating income (loss), and net income (loss) per Item 301 of Regulation S-K for all periods presented in your statements of operations. Also, please provide the equity section at each balance sheet date.

Response: revised

Risk Factors, page 10

5.	We note your response to comment 14 but there still appears to be risk factors that do not relate to your business. For example, you state on page 12 that you have a limited operating history and no earnings. Please revise your risk factors to include only relevant information for your business.

Response: revised

Item 4. Use of Proceeds, age 17

6.	We note your amended disclosure on page 17 in response to comment 17 of our previous letter.

Supplement your tabular breakdown of your use of proceeds by providing an accompanying narrative detailing the material uses.

Response: We use many materials in our business. Among them lumber, springs, foam rubbers cotton, fabric, twine, webbing, burlap, thread, buttons, welt cord, zippers, staples, nails, tacks, stains, glue, cane, rushing, and other items as needed.

7.	We note your response to comment 17. Please expand on your discussion of the minimum amounts needed to accomplish specified purposes of your business plan for which the proceeds are to be obtained per Item 504 of Regulation S-K. Please reference instruction 3 of Item 504 of Regulation S-K.

Response: revised

Item 5. Determination of Offering Price, page 17

8.	We note your response to comment 12 that there is no selling shareholder component to this offering. However, there are still erroneous references to selling shareholders on page 18. Please revise.

Response: revised

Description of Securities to be Registered, page 21

9.	We note your amended disclosure on page 21 that no preferred shares have been issued at this time. Please expand this disclose to include whether the terms of the preferred stock have been designated.

Response: revised

Item 11. Information with Respect to the Registrant Business Description, page 24

10.	We note your expanded disclosure in response to comment 20. Please revise this section to more clearly describe your operations and business plan following the offering.

Response: We will be making new furniture as well as giving our customers the opportunity to have their existing furniture reupholstered. Having new furniture and offering reupholstery of existing furniture combined in one location will give customers more choices. Customers will have a knowledgeable sales staff who help them in designing custom made new furniture and help them in choosing fabrics for reupholstery of their current furniture. We will able to educate people on the benefits of recycling their furniture to make it new again, Having a staff that knows how furniture is made can be valuable for our customer's needs.

Consolidated Statements of Operations (omitted)

11.	We note your response to comment 23. Please provide your Consolidated Statements of Operations for the years ended December 31, 2013 and 2012, which has been omitted. Also, please revise to reflect an income (loss) before income taxes and income taxes as required per Rule 3-03 of Regulation S-X.

Response: revised

Notes to Consolidated Financial Statements, page F-5

Note 2 – Significant Accounting Policies, Barter Transactions, page F-6

12.	We note your responses to comments 26 and 27. However, please revise your disclosure to include the specific details of the transactions or services that resulted in the recognition of the barter credits receivable. Specifically address in your disclosure:
·	the nature of the nonmonetary assets exchanged (i.e. specific services or goods provided, etc.);
·	how you determined fair value of the assets exchanged; and
·	how and when you expect to realize the receivable.

Please also disclose your rationale for classifying the barter credit receivable as a current asset in your balance sheet and when you anticipate collecting the remaining balance. We refer you to the guidance in ASC 210-10-45.

Response: The Company uses barter transactions regularly in the normal course of its business. The types of transactions that the company exchanges its upholstering services are merchandise materials, supplies, advertising, and other normal operating expenses incurred during the course of business. The fair market value is determined by a third party record keeper of the barter transactions as the regular prevailing prices on a one hundred percent trade basis, as stipulated by the seller of the goods and services. During the year ended December 31, 2013 the company bartered $22,831 in transactions. The Company expects to use at least the same and probably more in the year 2014, and has accordingly recognized the barter credits receivable as a current asset in the balance sheet at December 31, 2013

Note 8 – Credit Cards Payable, page F-9

13.	We note your responses to comments 30 and 31, and understand the Company has total available credit card financing of approximately $50,000 used to finance a wide range of your operating expenses. However, we note the Company has approximately $230,000 of credit cards payable at Dec. 31, 2013. Please advise or revise.

Response: In our response to prior comments 30 and 31, we informed you that the Company has total available credit card financing of approximately $50,000. This is the current amount of available credit on the credit cards currently available to the Company. The difference between this amount and the amount reflected on the balance sheet at December 31, 2013 is that the Company has credit cards in which there has been no more credit extended to the Company and they are making payments against the current balances with no more credit available on those cards.

14.	We note your response to comment 30. Please disclose whether you are in default or under a payment arrangement on any of your credit cards.

Response: We will disclose in the notes to the financial statement that the company is not in default under payment arrangements on any of the credit cards.

Financial Statements for the period ending March 31, 2014

Note 2 – Significant Accounting Policies, Barter Transactions, page F-15

15.	We note your responses to comments 26 and 27. However, please revise your disclosure to include the specific details of the transactions or services that resulted in the recognition of the barter credits receivable. Specifically address in your disclosure:
·	the nature of the nonmonetary assets exchanged (i.e. specific services or goods provided, etc.);
·	how you determined fair value of the assets exchanged; and
·	how and when you expect to realize the receivable.

Please also disclose your rationale for classifying the barter credit receivable as a current asset in your balance sheet and when you anticipate collecting the remaining balance. We refer you to the guidance in ASC 210-10-45.

Response: The Company uses barter transactions regularly in the normal course of its business. The types of transactions that the company exchanges its upholstering services are merchandise materials, supplies, advertising, and other normal operating expenses incurred during the course of business. The fair market value is determined by a third party record keeper of the barter transactions as the regular prevailing prices on a one hundred percent trade basis, as stipulated by the seller of the goods and services. During the year ended December 31, 2013 the company bartered $22,831 in transactions. The Company expects to use at least the same and probably more in the year 2014, and has accordingly recognized the barter credits receivable as a current asset in the balance sheet at December 31, 2013.

Note 7 – Credit Cards Payable, page F-17

16.	Please disclose the maximum aggregate amount that you may borrow and amounts outstanding, in total, under your credit card arrangements at March 31, 2014, the extent to which they are used to finance ongoing operations, and the guarantor.

Response: We will add to the disclosure in Note 7 to the financial statements for the period ending March 31, 2014 the maximum aggregate amounts that we may borrow, the extent used to finance ongoing operations, and the guarantor.

17.	We note your response to comment 30. Please disclose whether you are in default or under a payment arrangement on any of your credit cards.

Response: see comment 14

Management’s Discussion and Analysis Capital Resources and Liquidity, page 26

18.	Please disclose the nature of your credit card arrangements, the maximum aggregate amount you may borrow and amounts outstanding under these arrangements, and the extent to which they are used to finance ongoing operations.

Response: Business credit cards are used to purchase materials needed to complete the reupholstery of furniture, to operate and maintain the business vehicles, as well as general office supplies, and business maintenance.

Current credit card are as follows:

Capital One balance $ 5108.23 credit limit $5000.00

Capital One balance $10,537.95 credit limit $10,900.00

Capital One /Menard's balance$2263.10 credit limit $ 5000.00

Credit One balance $507.75 credit limit $ $600.00

Discover balance $7336.33 credit limit $7,500.00

Home Depot balance 3529.94 credit limit$9,200.00

Sam's balance $4157.26 credit limit $ 4,300.00

Shell balance $1,361.29 credit limit $1,500

19.	Please expand your disclosure on the nature of your secured loan from Georgia Peaches, LLC including the date of the loan, proceeds, amount outstanding, and maturity date.

Response: revised

Results of Operations, page 27

20.	Please provide more robust, detailed disclosure of the information necessary for an understanding of your financial condition, changes in financial condition, and results of operations for the year ended December 31, 2013 and three months ended March 31, 2014 as required by Item 303 of Regulation S-K

Response: revised

Directors, Executive Officers and Corporate Governance, page 28

21.	We note your response to comments 2 and 36 that Mr. Short has not yet signed an employment agreement with the company and he is not an executive officer at this time. Please revise your disclosure to clarify his current employment status.

Response: Mr. Short is no longer with the company

Security Ownership and Certain Beneficial Owners and Management, page 31

22.	We note your response to comment 10. However, based on the number of shares currently issued and outstanding it appears that Officers and Directors currently own 52% of the shares and that they will own 42% of shares if all the shares included in this offering are sold. Please clarify this discrepancy between your disclosure on page 5 and your beneficial ownership table on page 31.

Response: revised

Certain Relationships and Related Transactions, page 32

23.	We note your response to comment 39. Please provide the information required under Item 404 of Regulation S-K.

Response: revised

Recent Sales of Unregistered Securities, page 32

24.	We note your response to 40 and the amended disclosure on page 33. Please revise your disclosure to include all the information required by Item 701 of Regulation S-K.

Response: revised

Exhibit 10.4 – Subscription Agreement

25.	We note your response to comment 41 but it appears that you have not amended this exhibit with your most recent filing so we reissue our prior comment. It appears that you have filed a subscription agreement for a private offering rather than for the current registered offering. Please advise.

Response: revised